                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-04219

PROSPECTUS

                          PREMIER LASER SYSTEMS, INC.

   2,005,873 SHARES OF CLASS A COMMON STOCK AND 2,005,873 CLASS B WARRANTS,
                 UPON EXERCISE OF OUTSTANDING CLASS A WARRANTS

  7,150,370 SHARES OF CLASS A COMMON STOCK UPON EXERCISE OF CLASS B WARRANTS
   (INCLUDING CLASS B WARRANTS ISSUABLE UPON EXERCISE OF OUTSTANDING CLASS A
                                   WARRANTS)


  The securities offered hereby include shares of Class A Common Stock and Class B Warrants issuable upon exercise of certain outstanding warrants and options of Premier Laser Systems, Inc. (the "Company"), all of which warrants and options were issued in the Company's initial public offering in November 1994 (the "IPO") and its secondary public offering in October 1996 (the "Secondary Offering"). Such outstanding warrants and options include, as of November 25, 1997: (i) 2,005,873 Class A Warrants, and (ii) 5,144,497 Class B Warrants. The Class A Warrants and Class B Warrants are collectively referred to herein as the "Warrants."

  Each Class A Warrant entitles the registered holder thereof to purchase one share of Class A Common Stock and one Class B Warrant at $6.50 on or prior to November 30, 1999. Each Class B Warrant entitles the registered holder thereof to purchase one share of Class A Common Stock at $8.00 on or prior to November 30, 1999. The exercise prices of the Warrants are subject to adjustment. The Class A Warrants and Class B Warrants are subject to redemption by the Company at $0.05 per warrant (the "Redemption Price") on 30 days' written notice commencing November 30, 1997, provided that the closing sale price as reported on the Nasdaq National Market of the Class A Common Stock shall have exceeded $9.10 or $11.20 per share, respectively, for 30 consecutive trading days ending within 15 days of the notice of redemption. The Company has set January 6, 1998, as the redemption date for the Class A Warrants (the "Redemption Date"). All outstanding Class A Warrants that have not been exercised prior to the Redemption Date will be redeemed by the Company at the Redemption Price, and the rights of the holders thereof shall terminate. All of such Class A Warrants that are redeemable by the Company shall be referred to herein as the "Redeemable Warrants."

  The Company has retained Bear, Stearns & Co. Inc. ("Bear Stearns") as the Company's financial advisor in connection with the redemption of the Redeemable Warrants. In addition, the Company has granted Bear Stearns an option, exercisable in Bear Stearns' sole discretion, to purchase from the Company all of the shares of Class A Common Stock and Class B Warrants that otherwise would have been delivered upon exercise of Redeemable Warrants that are either (i) duly surrendered for redemption on or prior to the Redemption Date, or (ii) not duly surrendered for exercise on or prior to the Exercise Expiration Date (defined below) or for redemption on or prior to the Redemption Date. The right to exercise the Redeemable Warrants expires at 5:00 p.m., Eastern Daylight Time, on the business day immediately preceding the Redemption Date (the "Exercise Expiration Date"). If Bear Stearns elects to exercise such option, the aggregate purchase price shall be equal to the aggregate exercise price of the Redeemable Warrants. The Company has agreed to indemnify Bear Stearns against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "Plan of Distribution" for information concerning compensation to be paid to Bear Stearns and indemnification provisions.

  The proceeds from the purchase of the shares of Class A Common Stock and Class B Warrants underlying the Redeemable Warrants and from the exercise of such Class B Warrants will be received by the Company.

  The Company has agreed to pay to D.H. Blair Investment Banking Corp. ("D.H. Blair"), which acted as the underwriter in the IPO and the Secondary Offering, a solicitation fee (the "Solicitation Fee") equal to 5% of the exercise prices in connection with the exercise of Warrants under certain conditions that are solicited by D.H. Blair and its agents and representatives. See "Plan of Distribution." The exercise prices of the Warrants were determined by negotiation between the Company and D.H. Blair, and are not necessarily related to the Company's asset value, net worth or other criteria of value.

  Upon exercise of the Warrants, the Company will receive the proceeds thereof, which will be $66,719,049 if all Warrants are exercised in full.

  The Company's Class A Common Stock, Class A Warrants and Class B Warrants are traded on the Nasdaq National Market. On November 25, 1997, the closing sale price of the Class A Common Stock, as reported on the Nasdaq National Market was $9.5625 per share, and the closing sale price of the Class A Warrants and Class B Warrants, as reported by Nasdaq National Market, were $5.50 and $2.4375 per warrant, respectively.

  THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 4.

                               ----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE  COMMISSION NOR  HAS THE  COMMISSION PASSED  UPON THE
          ACCURACY OR ADEQUACY OF ITS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              WARRANT             WARRANT           PROCEEDS TO
                          EXERCISE PRICE    SOLICITATION FEE(1)     COMPANY(2)
-------------------------------------------------------------------------------
Per Class A Warrant....        $6.50               $.33                $6.17
-------------------------------------------------------------------------------
Total (3)..............     $13,038,175          $661,938           $12,376,237
-------------------------------------------------------------------------------
Per Class B Warrant....        $8.00               $.40                $7.60
-------------------------------------------------------------------------------
Total (3)..............     $57,202,960         $2,860,148          $54,342,812
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Represents Solicitation Fees which may be payable to D.H. Blair pursuant to the Warrant Agreements between the Company and D.H. Blair. See "Plan of Distribution." The amount shown represents the maximum Solicitation Fee payable to D.H. Blair if D.H. Blair or its agents or representatives solicit the exercise of all outstanding Warrants.
(2) Before deducting expenses of the offering payable by the Company, estimated to be $30,000.
(3) Assumes the exercise of all outstanding Class A Warrants, all outstanding Class B Warrants and all Class B Warrants issuable upon exercise of outstanding Class A Warrants.

                The date of this Prospectus is December 5, 1997

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed pursuant to
Section 14(a) and 14(c) of the Exchange Act and other information filed with the Commission as well as copies of the Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information that the Company files electronically with the Commission. The Commission's Web site address is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which have been filed by the Company with the Commission, are incorporated by this reference into this Prospectus:

    1. The Company's Current Report on Form 8-K, as filed with the Commission on October 15, 1997, as amended by its Form 8-K/A filed with the Commission on November 14, 1997.

    2. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, filed pursuant to Section 13(a) of the Exchange Act as amended by Form 10-K/A filed with the Commission on June 18, 1997.

    3. The Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed pursuant to Section 13 or 15(d) of the Exchange Act, as amended by its Form 10-Q/A filed with the Commission on November 26, 1997.

    4. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on December 7, 1994, as amended by Form 8-A/A filed with the Commission on January 31, 1995.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering which is the subject of this Prospectus shall be deemed to be incorporated herein by this reference and to be made a part hereof from the date of filing of such documents.

  Upon the written or oral request of any person to whom this Prospectus is delivered, the Company will provide, without charge, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests for such informational documents should be directed to Premier Laser Systems, Inc., 3 Morgan, Irvine, California 92618, telephone number (714) 859-0656, Attention: Corporate Secretary.

  Pursuant to Rule 429 under the Securities Act of 1933, as amended (the "Act"), this Prospectus also relates to and may be used in connection with the securities previously registered under said Act pursuant to Registration Statement No. 33-83984 and consisting of (i) shares of Class A Common Stock and Class B Warrants issuable upon exercise of outstanding Class A Warrants;
(ii) shares of Class A Common Stock issuable upon exercise of Class B Warrants that are either presently outstanding or are issuable upon exercise of outstanding Class A Warrants; and (iii) 240,000 Class A Warrants, 480,000 Class B Warrants and 960,000 shares of Class A Common Stock (including 720,000 shares underlying the Warrants) issuable upon exercise of unit purchase options (the "IPO Unit Purchase Options") received by D.H. Blair, its designees and three finders (the "Selling Securityholders") in connection with the Company's IPO.

                                  THE COMPANY

GENERAL

  The Company develops, manufactures and markets several lines of surgical lasers, laser waveguides and laser fiber optic devices, disposables and associated accessory products for the medical market. The Company commenced operations in August 1991 after acquiring substantially all of the assets of Pfizer Laser Systems ("Pfizer Laser"), a division of Pfizer Hospital Products Group, Inc. ("Pfizer HPG") which had entered the laser business in December 1984. The assets acquired from Pfizer Laser by the Company included proprietary rights to a broad base of laser and fiber optic technologies.

  The Company's product line of patented proprietary lasers includes CO\2\, diode, argon, neodymium: yttrium aluminum garnet ("Nd:YAG"), erbium:yttrium aluminum garnet ("Er:YAG") and holmium:yttrium aluminum garnet ("Ho:YAG") lasers, which the Company believes are capable of a wide range of procedures in multiple medical and surgical specialties ranging from cutting bone and teeth to removing precise layers of cellular tissue in the eye. Representative procedures for which the Company has market clearance from the United States Food and Drug Administration ("FDA") include treatment of gum disease, laparoscopic procedures, hard tissue and cavity preparation procedures, treatment of endometriosis, dermatological treatment of port wine stains and discectomy. The Company is currently conducting various clinical trials relating to additional applications for its laser products. The primary focus of the Company's research, marketing and sales efforts is in specific niche medical specialties, such as dentistry and ophthalmology, where the Company believes opportunities exist for clinical advances and market growth.

  The principal offices of the Company are located at 3 Morgan, Irvine, California 92618, and its telephone number is (714) 859-0656.

  A description of the Company's business is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as amended (the "Annual Report"), which description is incorporated herein by this reference.

                                 RISK FACTORS

  The securities offered hereby are highly speculative in nature and involve a high degree of risk. Prospective investors should carefully consider, along with the other information contained in this Prospectus, the following considerations and risks in evaluating an investment in the Company.

LIMITED OPERATING HISTORY; CONTINUING OPERATING LOSSES

  The Company was formed in July 1991 and has not generated significant revenues to date. As of March 31, 1997, the Company had an accumulated deficit of approximately $24.2 million and tangible net worth of approximately $8.8 million. For the fiscal years ended March 31, 1995, 1996 and 1997, the Company had operating losses of approximately $3.8 million, $5.8 million and $5.6 million, respectively, resulting principally from costs incurred in research and development and other costs of operations. The Company expects that operating losses will continue until such time as product sales generate sufficient revenues to fund its continuing operations, as to which there can be no assurance. The Company may incur losses for the foreseeable future due to the significant costs associated with manufacturing, marketing and distributing its laser products and due to continual research and development activities which will be necessary to develop additional applications for the Company's laser technology.

UNCERTAINTIES CONCERNING FUTURE PROFITABILITY

  The Company's ability to achieve profitability will depend, in part, on its ability to continue to successfully develop clinical applications, obtain regulatory approvals for its products and develop the capacity to manufacture and market such products on a wide scale. There is no assurance that the Company will be able to successfully make the transition from research and development to manufacturing and selling commercial medical laser products on a broad basis. While attempting to make this transition, the Company will be subject to all risks inherent in a growing venture, including the need to produce reliable products, develop marketing expertise and enlarge its sales force.

UNCERTAIN MARKET ACCEPTANCE

  The Company's future sales are dependent, in part, on the Company's ability to demonstrate to dentists, ophthalmologists and other physicians the potential cost and performance advantages of its laser systems over traditional methods of treatment and, to a lesser extent, over competitive laser systems. To date, commercial sales of the Company's lasers have been limited, and no assurance can be given that these laser products can be successfully commercialized on a broad basis. Lasers have not been widely used in dentistry and their use requires training and expertise. The acceptance of dental lasers may be adversely affected by their high cost, concerns by patients and dentists relating to their safety and efficacy, and the substantial market acceptance and penetration of alternative dental tools such as the dental drill. Current economic pressure may make doctors and dentists reluctant to purchase substantial capital equipment or invest in new technology. The failure of medical lasers to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. No assurance can be given that any of the Company's products will be accepted by the medical or dental community or by patients, or that a significant market for the Company's laser systems will be developed and sustained. The Company currently has a limited sales force and will need to hire additional sales and marketing personnel to increase the general acceptance of its products.

INTEGRATION OF ACQUIRED BUSINESSES

  On September 30, 1997, the Company acquired EyeSys Technologies, Inc. ("EyeSys") through the merger of a newly formed subsidiary of the Company with and into EyeSys (the "Merger"). Upon the effectiveness of the Merger, EysSys became a wholly-owned subsidiary of the Company. As a result of such Merger, the Company must integrate and coordinate the business formerly operated by EyeSys with the Company's other businesses. Although the Company believes that there are certain synergies in the two lines of business, it may incur expenses in connection with its efforts to integrate the two businesses. For example, although certain of the existing EyeSys management personnel have been retained by EyeSys following the Merger, members of the Company's management must also expend time and effort on new activities relating to the EyeSys operations, which will detract from their time available to attend to the Company's pre-Merger activities. No assurance can be given that the Company will receive the advantages from the Merger, or that the expenses or dislocations it may suffer or incur as a result of the post-Merger coordination of these businesses will not be material.

  Since 1992, EyeSys has incurred substantial losses which have depleted its working capital and reduced shareholders' equity. The negative cash flows of EyeSys have been funded during 1995 and 1996 by the sale of additional equity and loans from its principal stockholders. As of March 31, 1997, EyeSys had fully exhausted its working capital even assuming the conversion to equity of all EyeSys stockholder loans.

  EyeSys currently markets a single product (a corneal topography measuring system) in a highly competitive market. Historically, EyeSys has incurred substantial losses. The management of EyeSys believes that with the appointment of a new national distributor for its products in the U.S. along with the introduction of a new portable product later in 1997, EyeSys may reach a break-even level of operating performance by the fourth quarter 1997. The ability of EyeSys to achieve this level of performance is dependent on the demand for the Company's product as well as maintaining sufficient research, development and sales and marketing expenditures to meet the requirements of the market. There can be no assurance that the revenues from the EyeSys product line will be sufficient to cover all of the expenses related to such operations. If EyeSys is unable to achieve a break-even cash flow performance, additional levels of capital will be required.

GOING CONCERN REPORT WITH RESPECT TO EYESYS

  EyeSys' independent auditors have included an explanatory paragraph in their report covering EyeSys' financial statements for the years ended December 31, 1994, 1995 and 1996, which paragraph emphasizes substantial doubt as to EyeSys' ability to continue as a going concern. EyeSys' independent auditors cited the following reasons for such explanatory paragraph: (i) EyeSys has reported net losses of $4,164,998, $3,424,996 and $3,708,657 for the years ended December 31, 1996, 1995 and 1994, respectively, (ii) EyeSys was in default of several loan covenants relating to its revolving lines of credit, and (iii) Eyesys has not repaid such loan obligations within their respective terms.

DEPENDENCE ON SUPPLIERS

  The Company purchases certain raw materials, components and subassemblies included in the Company's products from a limited group of qualified suppliers and does not maintain long-term supply contracts with any of its key suppliers. The disruption or termination of these sources could have a material adverse effect on the Company's business and results of operations. For example, during fiscal 1994, the Company's sole supplier of the specialized optic fiber required for use in the Company's Er:YAG lasers ceased to provide this fiber to the Company. While the Company has since qualified the new suppliers of this fiber, the Company's inability to obtain sufficient quantities of this specialized optical fiber had a material adverse effect on the volume of Er:YAG lasers the Company was able to sell during fiscal 1994 and 1995. While the Company believes that alternative suppliers could be found, there can be no assurance that any supplier could be replaced in a timely manner. Any interruption in the supply of other key components could have a material adverse effect on the Company's ability to manufacture its products and on its business, financial condition and results of operations.

  Certain computer memory chips used by EyeSys in its proprietary hardware are manufactured by a single company. These computer memory chips are subject to rapid innovation and obsolescence. The discontinuance of the manufacturing of this chip may require EyeSys to redesign certain hardware and software to accommodate a replacement chip. While in the past EyeSys has been successful in these redesign efforts, there can be no assurance that such an event would not prove costly or cause a disruption in sales of corneal topography systems.

RISKS APPLICABLE TO FOREIGN SALES

  Sales of the Company's products to foreign markets account for a substantial portion of the Company's sales. Foreign sales expose the Company to certain risks, including the difficulty and expense of maintaining foreign sales distribution channels, barriers to trade, potential fluctuations in foreign currency exchange rates, political and economic instability, availability of suitable export financing, accounts receivable collections, tariff regulations, quotas, shipping delays, foreign taxes, export licensing requirements and other United States and foreign regulations that may apply to the export of medical lasers. The regulation of medical devices worldwide also continues to develop, and there can be no assurance that new laws or regulations will not have an adverse effect on the Company. In addition, the Company may experience additional difficulties in providing prompt and cost effective service of its medical lasers in foreign countries. The Company does not carry insurance against such risks. The occurrence of any one or more of these events may individually or in the aggregate have a material adverse effect upon the Company's business, financial condition and results of operations.


RISK OF TECHNOLOGICAL OBSOLESCENCE

  The markets in which the Company's laser products compete are subject to rapid technological change as well as the potential development of alternative surgical techniques or new pharmaceutical products. Such changes could render the Company's products uncompetitive or obsolete. The Company will be required to invest in research and development to attempt to maintain and enhance its existing products and develop new products. No assurances can be given that such research and development efforts will result in the introduction of new products or product improvements.

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's success will depend in part on its ability to obtain patent protection for products and processes, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. While the Company holds 23 U.S. patents and 16 foreign patents (including 2 utility model patents) and has other patent applications pending in the United States and foreign countries, no assurance can be given that any additional patents will be issued, that the scope of any patent protection will exclude competitors or that any of the Company's patents will be held valid if subsequently challenged. Further, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design products that circumvent any patents used by the Company. The Company is aware of certain patents which, along with other patents that may exist or be granted in the future, could restrict the Company's right to market certain of its technologies without a license, including, without limitation, patents relating to the Company's lens emulsification product and ophthalmic probes for the Er:YAG laser. In the past, the Company has received allegations that certain of the Company's laser products infringe other patents. American Dental Technologies ("ADT") recently has asserted that an aspect of the delivery system of the Company's Er:YAG laser infringes a patent held by ADT. There has been significant patent litigation in the medical industry in general, and in the medical laser industry in particular. Adverse determinations in litigation or other patent proceedings to which the Company may become a party could subject the Company to significant legal judgments or other liabilities to third parties and could require the Company to seek licenses from third parties that may or may not be economically viable. Patent and other intellectual property rights disputes often are settled through licensing arrangements. No assurance can be given that any licenses required under these or any other patents or proprietary rights would be available on terms acceptable to the Company, if at all. If the Company does not obtain such licenses, it could encounter delays in product introductions while it attempts to design around such patents, or it could find that the development, manufacture or sale of products requiring such licenses could be enjoined. If the Company is found, in a legal proceeding, to have infringed the patents or other proprietary rights of others, it could be liable for significant damages. The Company also relies upon unpatented trade secrets, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent trade secrets. In addition, at each balance sheet date, the Company is required to review the value of its intangible assets based on various factors, such as changes in technology. Any adjustment downward in such value may result in a write-off of the intangible asset and a substantial charge to earnings, thereby adversely affecting the operating results of the Company in the future.

NEED FOR FDA AND FOREIGN GOVERNMENTAL APPROVALS; GOVERNMENT REGULATION

  The Company's products are regulated as medical devices by the FDA under the Federal Food, Drug and Cosmetic Act (the "FDC Act"). As such, these devices require either Section 510(k) premarket clearance ("510(k)") or approval of a premarket approval application ("PMA") by the FDA prior to commercialization. Satisfaction of applicable regulatory requirements may take several years and varies substantially based upon the type, complexity and novelty of such devices, as well as the clinical procedure. Filings and governmental approvals may be required in foreign countries before the devices can be marketed in these countries. There is no assurance that further clinical trials of the Company's medical lasers or of any future products will be successfully completed or, if they are completed, that any requisite FDA or foreign governmental approvals will be obtained. FDA or other governmental approvals of products developed by the Company in the future may require substantial filing fees which could limit the number of applications sought by the Company and may entail limitations on the indicated uses for which such products may be marketed. In addition, approved or cleared products may be subject to additional testing and surveillance programs required by the FDA and other regulatory agencies, and product approvals and clearances could be withdrawn for failure to comply with regulatory standards or by the occurrence of unforeseen problems following initial marketing. Also, the Company has made modifications to certain of its existing products which it does not believe require the submission of a new 510(k) notification to the FDA. However, there can be no assurance that the FDA would agree with the Company's determination and not require the Company to discontinue marketing one or more of the modified devices until they have been cleared by the FDA. The Company is also required to adhere to applicable requirements for current Good Manufacturing Practices ("CGMP") and radiological health requirements, to engage in extensive record keeping and reporting and to comply with the FDA's product labeling, promotional and advertising requirements. Noncompliance with state, local, federal or foreign requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, delay, denial or withdrawal of premarket clearance or approval of devices, recommendations by the FDA that the Company not be allowed to enter into government contracts, and criminal prosecution, all of which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's manufacturing facilities are subject to periodic inspections by state and federal agencies, including the FDA, the California Department of Health Services, and comparable agencies in other countries.

DEPENDENCE ON KEY PERSONNEL

  The Company depends to a considerable degree on a limited number of key personnel, including Colette Cozean, Ph.D., its Chairman of the Board, President, Chief Executive Officer and Director of Research. Dr. Cozean is also an inventor of a number of the Company's patented technologies. During the Company's limited operating history, many key responsibilities within the Company have been assigned to a relatively small number of individuals. The loss of Dr. Cozean's services or those of certain other members of management could adversely affect the Company. The Company carries key person life insurance in excess of $3 million on Dr. Cozean. The Company has no employment agreements with its key personnel. The success of the Company will also depend, among other factors, on the successful recruitment and retention of qualified technical and other personnel.

HIGHLY COMPETITIVE INDUSTRY

  The medical laser industry is subject to intense competition and is characterized by rapid technological change. The Company is and will continue to be subject to competition in its targeted markets, principally from businesses providing other traditional surgical and nonsurgical treatments, including existing and developing technologies, and to a lesser extent competitors' CO\2\, Argon, Er:YAG and Nd:YAG lasers. Many of the Company's competitors have substantially greater financial, marketing and manufacturing resources and experience than the Company. Furthermore, the Company expects other companies will enter the market, particularly as medical lasers gain increasing market acceptance. Significant competitive factors which will affect future sales in the marketplace include regulatory approvals, performance, pricing and general market acceptance.

  The corneal topography market is highly competitive. There are many companies, both public and private, some with significantly greater resources than EyeSys engaged in the corneal topography market. These companies include Alcon Laboratories (a subsidiary of Nestle), Humphrey Instruments (a subsidiary of Carl Zeiss), and Tomey Technology. These companies, together with EyeSys and others, market corneal topography instruments which utilize a technology for measuring corneal curvature based on reflected images. Other companies, including PAR Technology and Orbtek, utilize other technologies to measure the corneal surface. There can be no assurances that EyeSys' competitors will not succeed in developing technologies, procedures of products that are more effective or economical than those marketed or being developed by EyeSys or that would render EyeSys' products obsolete or noncompetitive.

  To continue to remain competitive, EyeSys must develop new software and hardware meeting the needs of ophthalmologists and optometrists. EyeSys' future revenues will depend, in part, on its ability to develop and commercialize these new products as well as on the success of development and commercialization efforts of its competitors.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  Due to the relatively high sales price of the Company's laser systems and the low sales unit volume, minor timing differences in receipt of customer orders have produced and could continue to produce significant fluctuations in quarterly results. In addition, if anticipated sales and shipments in any quarter do not occur when expected, expenditures and inventory levels could be disproportionately high, and the Company's operating results for that quarter, and potentially for future quarters, would be adversely affected. Quarterly results may also fluctuate based on a variety of other factors, such as seasonality, production delays, product mix, cancellation or rescheduling of orders, new product announcements by competitors, receipt of FDA clearances or approvals by the Company or its competitors, notices of product suspension or recall, the Company's ability to manage product transitions, sales prices and market conditions. In addition, if the Company expands or augments its manufacturing capabilities in connection with the introduction of new products, quarterly revenues and operating results are expected to fluctuate to an even greater degree.

UNCERTAIN ABILITY TO MEET CAPITAL NEEDS

  The Company will require substantial additional funds for its research and development programs, preclinical and clinical testing, development of its sales and distribution force, operating expenses, regulatory processes and manufacturing and marketing programs. The Company's capital requirements will depend on numerous factors, including the progress of its research and development programs, results of preclinical and clinical testing, the time and cost involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, developments and changes in the Company's existing research, licensing and other relationships and the terms of any new collaborative, licensing and other arrangements that the Company may establish. The Company believes its available short-term assets and investment income will be sufficient to meet its operating expenses and capital expenditures through the next 12 months. However, the Company's cash requirements may vary materially from those now planned due to potential future acquisitions, the progress of research and development programs, results of clinical testing, relationships with strategic partners, if any, competitive and technological advances, the FDA and foreign regulatory processes and other factors. There can be no assurance, however, that additional financing will be available when needed, or if available, will be available on acceptable terms. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to delay, scale back or eliminate certain of its research and product development programs or to license to third parties rights to commercialize products or technologies that the Company would otherwise seek to develop itself.

POSSIBLE VOLATILITY OF STOCK PRICE

  The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In addition, the market price of the Common Stock has been and is likely to continue to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or its competitors, changes in health care policy in the United States and internationally, changes in analysts' recommendations regarding the Company, other medical companies or the medical laser industry generally and general market conditions may have a significant effect on the market price of the Company's Common Stock. The market price of the Common Stock recently increased significantly due to Premier's receipt of the first FDA clearance to market a laser for the treatment of tooth decay. No assurance can be given that this increased market price of the Common Stock will be sustained over time.

PRODUCT LIABILITY EXPOSURE

  The sale of the Company's laser systems involves the inherent risk of product liability claims against the Company. The Company currently maintains product liability insurance coverage in the amount of $5 million per occurrence and $5 million in the aggregate, but such insurance is expensive, subject to various coverage exclusions and may not be obtainable by the Company in the future on terms acceptable to the Company. There can be no assurance that claims against the Company arising with respect to its products will be successfully defended or that the insurance carried by the Company will be sufficient to cover liabilities arising from such claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company.

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

  The Company's laser systems are generally purchased by physicians, dentists and surgical centers which then bill various third party payors, such as government programs and private insurance plans, for the procedures conducted with the Company's lasers. Third-party payors carefully review and are increasingly challenging the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party payor, the insurance plan and other factors. Medicare reimburses hospitals a prospectively-determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians a prospectively-determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure. Third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products. While the Company believes that the laser procedures using its products have generally been reimbursed, payors may deny coverage and reimbursement for the Company's products if they determine that the device was not reasonable and necessary for the purpose for which used, was investigational or not cost-effective. As a result, there can be no assurance that reimbursement from third party payors for these procedures will be available or if available, that reimbursement will not be limited, thereby adversely affecting the Company's ability to sell its products on a profitable basis. Moreover, the Company is unable to predict what legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislature or regulation may have on the Company.

UNCERTAINTIES REGARDING HEALTH CARE REFORM

  Several states and the United States government are investigating a variety of alternatives to reform the health care delivery system and further reduce and control health care spending. These reform efforts include proposals to limit spending on health care items and services, limit coverage for new technology and limit or control the price health care providers and drug and device manufacturers may charge for their services and products. If adopted and implemented, such reforms could have a material adverse effect on the Company's business, financial condition and results of operations.

CHARGE TO EARNINGS IN THE EVENT OF RELEASE OF ESCROW SHARES

  The Company has outstanding shares of Class E-1 and Class E-2 Common Stock (the "Escrow Shares") which were issued in 1994. The Escrow Shares are being held by the Company in escrow, and which will be released from escrow and converted into shares of Common Stock if certain criteria are met. These criteria relate to the achievement of specified levels of net income before taxes, as defined. Different criteria apply to the Class E-1 Common Stock and Class E-2 Common stock. For a description of these criteria, see "Description of Securities--Class E-1 Common Stock" and "Description of Securities--Class E-2 Common Stock." In the event any of these criteria are met and any shares are released from escrow to stockholders who are officers, directors, employees or consultants of the Company, a substantial noncash compensation expense will be recorded for financial reporting purposes. The recognition of such compensation expense may have an adverse effect on the market price of the Company's securities.

SHARES ELIGIBLE FOR FUTURE SALE; EFFECT OF OUTSTANDING OPTIONS AND WARRANTS

  Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Common Stock. Substantially all of the Company's shares of Common Stock outstanding as of the date hereof are freely tradeable, subject to compliance with Rule 144 promulgated under the Securities Act of 1933 ("Securities Act"). As of November 25, 1997, an additional approximately 9,156,243 shares of Common Stock are issuable upon the full exercise of the Company's outstanding publicly traded Units, Class A Warrants and Class B Warrants, and in excess of three million shares of Common Stock are issuable upon exercise of other outstanding warrants and options. The issuance of shares upon the exercise of the Class A Warrants or Class B Warrants has been registered under the Securities Act, and substantially all of the shares of Common Stock issuable upon exercise of the remaining options and warrants may be resold pursuant to currently effective registration statements or Rule 144 under the Securities Act. The existence of the Company's outstanding warrants and options could adversely affect the Company's ability to obtain future financing. The price which the Company may receive for the Common Stock issued upon exercise of such options and warrants will likely be less than the market price of the Common Stock at the time such options and warrants are exercised. Moreover, the holders of the options and warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain needed capital by a new offering of its securities on terms more favorable than those provided for by the options and warrants.

POTENTIAL ANTI-TAKEOVER EFFECTS OF PREFERRED STOCK

  The Company's Articles of Incorporation authorize the issuance of 8,850,000 shares of "blank check" preferred stock, which will have such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS

  Holders of Warrants are not obligated to exercise their Warrants and there can be no assurance that the Warrantholders will choose to exercise all or any of their Warrants. In the event that all of the 2,005,873 outstanding Class A Warrants are exercised, the net proceeds to the Company would be $12,376,237, after deducting the Solicitation Fee and excluding other expenses of the offering. In the event that all of the 7,150,370 Class B Warrants outstanding and issuable upon the exercise of the outstanding Class A Warrants are exercised, the Company would receive additional net proceeds of $54,342,812, after deducting the Solicitation Fee, exclusive of other expenses of the offering.

  The Company intends to use the net proceeds received upon the exercise of the Warrants, if any, for general corporate purposes and working capital to support anticipated growth, including research and development programs and continuing development of a distributor network. The Company may also use a portion of the net proceeds from the exercise of Warrants for possible acquisitions of complementary businesses, products and technologies. Although the Company periodically reviews potential acquisition candidates, it is not currently engaged in any negotiations concerning, has not entered into any agreements for and has no specific plans regarding the acquisition of any business which would be financed with the proceeds of the exercise of Warrants.

                                   DILUTION

  The following discussion and tables treat the Company's Class A and Class E-1 and Class E-2 Common Stock as a single class, and allocates no value to the Warrants contained in the Units.

  The net tangible book value of the Company at September 30, 1997 was approximately $26,890,720 or $1.85 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company less the amount of its total liabilities, divided by the number of shares of Common Stock outstanding.

  After giving effect to the exercise of the 2,005,873 outstanding Class A Warrants, the pro forma net tangible book value of the shares of Class A Common stock at September 30, 1997 would have been $2.38 per share, representing an immediate dilution per share of $4.12 to individuals exercising Class A Warrants. After giving effect to the exercise of the 7,150,370 Class B Warrants which are either outstanding or issuable upon the exercise of the outstanding Class A Warrants, the pro forma net tangible book value of the shares of Class A Common Stock at September 30, 1997 would have been $3.95 per share, representing an immediate dilution per share of $4.05 to individuals exercising Class B Warrants.

  The following table illustrates the per share dilution to be incurred by individuals exercising the remaining Class A and Class B Warrants, assuming all such Warrants are exercised:

                                                       CLASS A         CLASS B
                                                       WARRANTS      WARRANTS(2)
                                                       --------      -----------
   Exercise price...............................        $6.50           $8.00
     Net tangible book value per share before
      the exercise of Warrants..................  1.85
     Pro forma net tangible book value per share
      after the
      exercise of Class A Warrants and before
      the exercise of
      Class B Warrants..........................                2.38
     Increase per share attributable to the
     exercise of Warrants.......................   .53          1.57
   Pro forma net tangible book value after
    exercise(1).................................         2.38            3.95
                                                        -----           -----
   Dilution of net tangible book value..........        $4.12           $4.05
                                                        =====           =====

--------
(1) Assumes the entire exercise price, less the Solicitation Fee and excluding other expenses of the offering, is allocated to the Class A Common Stock obtained upon exercise.

(2) Assumes prior exercise of all of the Class A Warrants.

                              CONCURRENT OFFERING

  The registration statement of which this Prospectus forms a part also relates to certain Unit Purchase Options ("UPO's") and underlying shares of Class A Common Stock and Warrants granted by the Company in connection with its IPO and Secondary Offering. In connection with its IPO, the Company granted an aggregate of 240,000 IPO Unit Purchase Options to purchase IPO units to D.H. Blair, its designees and certain individuals in their capacities as finders. Each IPO unit consists of (i) one share of Class A Common Stock;
(ii) one Class A Warrant; and (iii) one Class B Warrant. In addition, the Company granted an aggregate of 1,100 Unit Purchase Options ("Secondary Unit Purchase Options") to purchase Secondary Offering units to D.H. Blair and its designees in connection with its Secondary Offering. Each Secondary Offering unit consists of (i) 190 shares of Class A Common Stock and (ii) 95 Class B Warrants. For a description of the IPO Unit Purchase Options and the Secondary Unit Purchase Options, see "Description of Securities--IPO Unit Purchase Options" and "Description of Securities--Secondary Unit Purchase Options." The Company is registering the securities underlying both the IPO Unit Purchase Options and the Secondary Unit Purchase Options on behalf of the Selling Securityholders. It is likely that sales of the Selling Securityholders Common Stock and Warrants, or even the potential of such sales at any time, could have an adverse effect on the market prices of the Class A Common Stock and the Warrants. Underwriters include D.H. Blair and its designees and affiliates who will make their own arrangements regarding the distribution of the Warrants and shares of Class A Common Stock, including those underlying the Warrants.

                           DESCRIPTION OF SECURITIES

  The following description of the Company's capital stock and selected provisions of its Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the Company's Articles of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission.

COMMON STOCK

  The Company is authorized to issue 35,600,000 shares of Class A Common Stock, no par value, 2,200,000 shares of Class E-1 Common Stock, no par value, and 2,200,000 shares of Class E-2 Common Stock. The Class A Common Stock, Class E-1 Common Stock and the Class E-2 Common Stock have equal voting rights and are entitled to share equally in dividends from sources available therefor when, as and if declared by the Board of Directors. Holders of Class A Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. The holders of each class of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, except that holders of Common Stock are entitled to cumulative voting with respect to the election of directors upon giving notice as required by law. In cumulative voting, the holders of Common Stock are entitled to cast for each share held the number of votes equal to the number of directors to be elected. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares are, and all shares to be sold and issued as contemplated hereby will be, fully paid and nonassessable and legally issued. The Board of Directors is authorized to issue additional shares of Common Stock within the limits authorized by the Company's charter and without shareholder action. As of November 25, 1997, there were 12,361,620 shares of Class A Common Stock outstanding.

 Class E-1 Common Stock

  The Company is authorized to issue 2,200,000 shares of Class E-1 Common Stock, no par value. As of November 25, 1997, there were outstanding 1,257,178 shares of Class E-1 Common Stock and 1,257,178 shares of Class E-2 Common Stock (the "Escrow Shares"). The Escrow Shares are not transferrable (but may be voted), and each Escrow Share will automatically convert into one share of Common Stock and be released to the owners thereof upon the achievement of the objectives described below. On June 30, 2000, all Escrow Shares not previously converted into Common Stock will be cancelled. This arrangement was required by the representative of the underwriters for the Company's initial public offering as a condition of such offering.

  All of the Class E-1 Common Stock will be automatically converted into Class A Common Stock in the event that the Company's net income before provision for income taxes, as defined, exceeds certain amounts. These amounts were originally $6,850,000, $8,425,000, and $9,900,000 for the fiscal years ending March 31, 1998 through 2000, respectively, but these amounts will be increased in future fiscal years in proportion to increases in the weighted average number of shares of Class A Common Stock outstanding (as defined) in the relevant year, as compared to the number of shares outstanding immediately after the Company's initial public offering in 1994.

 Class E-2 Common Stock

  The Company is authorized to issue 2,200,000 shares of Class E-2 Common Stock, no par value. All of the shares of Class E-2 Common Stock will be automatically converted into Class A Common Stock in the event that the Company's net income before provision for income taxes, as defined, amounts to at least $14,750,000, $20,475,000 or $26,750,000 for years March 31, 1998 through 2000, respectively (which amounts shall be adjusted in the same manner as those for the Class E-1 Common Stock).

  Any money, securities, rights or property distributed in respect of the Escrow Shares, including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution or total or partial liquidation of the Company, shall be held by the Company in escrow until conversion of the Escrow Shares. If none of the foregoing earnings or market price levels are attained, the Escrow Shares, as well as any dividends or other distributions made with respect thereto, will be cancelled. The earnings levels set forth above were determined by negotiation between the Company and the representative of the underwriter in the Company's initial public offering and should not be construed to imply or predict any future earnings by the Company. There can be no assurance that such earnings levels will be attained or that any or all of the Escrow Shares will be converted into Common Stock. However, the conversion to Common Stock of all or any portion of the Escrow Shares may result in a charge to earnings to the extent that such shares are held by management or employees.

PREFERRED STOCK

  The Company's authorized preferred stock consists of 20,000,000 shares, no par value (the "Preferred Stock"), of which 11,150,000 shares have been cancelled or already designated. The Board of Directors has the authority, without further action by the shareholders, to issue from time to time up to 8,850,000 shares of Preferred Stock in one or more series and to fix the dividend rights and terms, conversion rights, voting rights (whole, limited or none), redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of the Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, could make it more difficult for a third party to gain control of the Company. Such issuance of Preferred Stock could also adversely affect the distributions on and liquidation preference of the Common Stock by creating more series of Preferred Stock with distribution or liquidation preferences senior to the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

REDEEMABLE WARRANTS

  The Company has outstanding redeemable Warrants which are currently listed on the Nasdaq National Market. These Warrants were issuable pursuant to Warrant Agreements (the "Warrant Agreements") among the

Company, D.H. Blair (as the underwriter in the Company's two public offerings) and American Stock Transfer and Trust Company as warrant agent, and are evidenced by warrant certificates in registered form. The exercise prices of the Warrants were determined by negotiation between the Company and D.H. Blair at the time of the IPO and should not be construed to predict or imply that any price increase will occur in any of the Company's securities.

  The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the respective expiration dates (or earlier redemption dates), accompanied by payment of the full exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrants are being exercised. Holders of the Warrants do not have any voting or other rights of a shareholder of the Company. Upon notice to the holders of the Warrants, the Company has the right to unilaterally reduce the exercise price or extend the expiration date of the Warrants. The Warrants provide for the adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect the holders of the Warrants against dilution of the event of a stock dividend, stock split, combination or reclassification of the Class A Common Stock or upon issuance of additional shares of Class A Common Stock at prices lower than the market price then in effect other than issuances upon exercise of options granted to employees, directors and consultants to the Company.

 Class A Warrants

  Each Class A Warrant entitles the registered holder to purchase one share of Class A Common Stock and one redeemable Class B Warrant at an exercise price of $6.50 at any time prior to November 30, 1999. As of November 25, 1997, the Company has outstanding 2,005,873 Class A Warrants. The Company has the right to redeem all of the Class A Warrants at a price of $0.05 per Class A Warrant upon not less than 30 days' prior written notice at any time after November 30, 1997, provided that before any such redemption can take place, the last sale price of the Company's Class A Common Stock in the Nasdaq National Market shall have been in excess of $9.10 per share for 30 consecutive business days ending within 15 days of the date of the notice of redemption. During the 30-day notice period, a holder shall have the option to exercise his Class A Warrants. This right of redemption shall not apply to the Class A Warrants that are components of the IPO Unit Purchase Options, as defined below.

 Class B Warrants

  Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $8.00 per share at any time prior to November 30, 1999. As of November 25, 1997, the Company had outstanding 5,144,497 Class B Warrants. The Company has a right to redeem all of the Class B Warrants at a price of $.05 per Class B Warrant upon not less than 30 days' prior written notice at any time after November 30, 1997, provided that before any such redemption can take place, the last sale price of the Company's Class A Common Stock in the Nasdaq National Market shall have been in excess of $11.20 per share for 30 consecutive business days ending within 15 days prior to the date of the notice of redemption. During the 30-day notice period, a holder shall have the option to exercise his Class B Warrants. This right of redemption shall not apply to the Class B Warrants that are components of the IPO Unit Purchase Options or the Secondary Unit Purchase Options, as defined below.

IPO UNITS

  The Company also has outstanding IPO Units which are currently listed on the Nasdaq SmallCap Market. Each IPO Unit consists of (i) one share of Class A Common Stock, (ii) one Class A Warrant and (iii) one Class B Warrant. The Class A Common Stock, Class A Warrants and Class B Warrants were separately transferable immediately upon issuance.

IPO UNIT PURCHASE OPTIONS

  In connection with the Company's IPO, the Company granted to D.H. Blair, its designees and three finders IPO Unit Purchase Options to purchase up to an aggregate of 240,000 units. These units issuable upon exercise of the IPO Unit Purchase Options will be identical to the publicly traded IPO Units except that the Class A Warrants and the Class B Warrants included in the IPO Unit Purchase Options will not be subject to redemption by the Company, except if at the time the Warrants are called for redemption, the IPO Unit Purchase Options have been exercised and the underlying warrants are outstanding. The IPO Unit Purchase Options are exercisable at any time prior to November 30, 1999 at an exercise price of $7.00 each subject to adjustment in certain events to protect against dilution. The IPO Unit Purchase Options cannot be transferred, sold, assigned or hypothecated until November 30, 1997, except in the case of a transfer to any officer of D.H. Blair or a member of that selling group.

SECONDARY UNIT PURCHASE OPTIONS

  In connection with the Company's Secondary Offering in October 1996, the Company granted to D.H. Blair, as the underwriter in such offering, Secondary Unit Purchase Options to purchase up to 1,100 units. These units issuable upon exercise of the Secondary Unit Purchase Options will be identical to the units issued in the Secondary Offering, and therefore each will consist of 190 shares of the Company's Class A Common Stock and 95 Class B Warrants. The Class B Warrants included therein are subject to redemption by the Company at any time after the Secondary Unit Purchase Options have been exercised and the underlying warrants are outstanding. The Secondary Unit Purchase Options are exercisable during the three year period commencing October 18, 1998, at an exercise price of $1,200 per unit, subject to adjustment in certain events to protect against dilution. After the expiration date of the Class B Warrants included therein, the Secondary Unit Purchase Options will be exercisable only with respect to the shares Class A Common Stock subject to such option. The Secondary Unit Purchase Options are not transferable until October 18, 1998, except to officers of D.H. Blair or to members of the selling group. Subject to certain procedural requirements and limitations relating to underwriting offerings, the Company has agreed upon request to register under the Securities Act the securities issuable upon exercise of the Secondary Unit Purchase Options on two separate occasions during the four year period commencing October 18, 1997. The initial such registration is to be at the Company's expense and the second registration is to be at the expense of the holders. The Secondary Unit Purchase Options include a provision permitting the holders to elect a cashless exercise. The Company has also granted certain "piggyback" registration rights to holders of the Secondary Unit Purchase Options.

TRANSFER AND WARRANT AGENT

  The Transfer and Warrant Agent for the Company's securities is American Stock Transfer & Trust Company, New York, New York.

                             PLAN OF DISTRIBUTION

  The securities offered hereby are being offered directly by the Company pursuant to the terms of the Warrants. No underwriter is being utilized in connection with this offering.

  The Company has agreed to pay D.H. Blair a Solicitation Fee of 5% of the aggregate exercise price of each Warrant which is exercised that is solicited by representatives or agents of D.H. Blair if (i) the market price of the Class A Common Stock on the date the Warrant is exercised is greater than the then exercise price of the Warrant; (ii) the exercise of the Warrant was solicited by a member of the NASD; (iii) the Warrant is not held in a discretionary account; (iv) disclosure of compensation arrangements was made both at the time of the offering and at the time of exercise of the Warrant; and (v) the solicitation of exercise of the Warrants was not in violation of Rule 102 of Regulation M ("Rule 102") as promulgated under the Exchange Act or respective state blue sky laws. Any costs incurred by the Company in connection with the exercising of the Warrants shall be borne by the Company.

  D.H. Blair acted as the underwriter of the Company's IPO in November and December 1994, and as the underwriter of its Secondary Offering in October 1996. Other than the securities underlying the IPO Unit Purchase Options granted to D.H. Blair in connection with the IPO, and the Secondary Unit Purchase Options granted to D.H. Blair in connection with the Secondary Offering, the Company is not aware of any other securities of the Company owned by D.H. Blair. In connection with the IPO and the Secondary Offering, the Company and D.H. Blair agreed to indemnify each other against certain liabilities in connection with the IPO and the Secondary Offering including liabilities under the Act.

  In connection with the IPO, the Company sold to D.H. Blair, its designees, and three finders, for nominal consideration, IPO Unit Purchase Options to purchase up to 240,000 IPO units at an exercise price of $7.00 per IPO unit. The IPO Unit Purchase Options are exercisable during the period commencing November 30, 1995 and ending November 30, 1999. In connection with the Secondary Offering, the Company sold to D.H. Blair and its designees, for nominal consideration, the Secondary Unit Purchase Options to purchase up to 1,100 units of the type sold in the Secondary Offering, at an exercise price of $1,200 per unit, subject to adjustment in certain events to protect against dilution. See "Description of Securities--IPO Unit Purchase Options;-- Secondary Unit Purchase Options."

  Subject to certain limitations and exclusions, the Company has agreed, upon request, to register the IPO Unit Purchase Options issued to D.H. Blair and the Secondary Unit Purchase Options and the underlying securities under the Act on two occasions (the first at the Company's expense, and the second at the expense of the holders of such options). The Company has also granted certain "piggyback" registration rights to holders of D.H. Blair's IPO Unit Purchase Options and the Secondary Unit Purchase Options.

  The Company entered into an agreement with D.H. Blair providing for the payment of a fee to D.H. Blair, in the event that D.H. Blair is responsible for a merger or other acquisition transaction to which the Company is a party. The fee is based on a percentage of the consideration paid in the transaction ranging from 7% of the first $1,000,000 to 2 1/2% of any consideration in excess of $9,000,000.

  Unless granted an exemption by the Commission from Rule 102, D.H. Blair will be prohibited from engaging in any market making activities with regard to the Company's securities for the period from five business days (or such other applicable period as Rule 102 may provide) prior to any solicitation of the exercise of Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that D.H. Blair may have to receive a fee for the exercise of Warrants following such solicitation. As a result, D.H. Blair may be unable to continue to make a market in the Company's securities during certain periods while the Warrants are exercisable.

  The exercise prices and other terms of the Warrants have been determined by negotiation between the Company and D.H. Blair and are not necessarily related to the Company's asset value, net worth or other established criteria of value.

  D.H. Blair has informed the Company that the Commission is conducting an investigation concerning various business activities of D.H. Blair. The investigation appears to be broad in scope, involving numerous aspects of D.H. Blair's compliance with the federal securities laws. The Company has been advised by D.H. Blair that the investigation has been ongoing since at least 1989 and that they are cooperating with the investigation. D.H. Blair cannot predict whether this investigation will ever result in any type of formal enforcement action against D.H. Blair, or, if so, whether any such action might have an adverse effect on D.H. Blair or the securities offered hereby. D.H. Blair makes a market in the Company's securities. An unfavorable resolution of the Commission's investigation could have the effect of limiting D.H. Blair's ability to make a market in the Company's securities, which could affect the liquidity and price of such securities.

  The Company has set January 6, 1998 as the Redemption Date for the Redeemable Warrants. The Company can redeem the Redeemable Warrants for $0.05 per Warrant (the "Redemption Price") upon at least thirty (30) days' written notice at any time after November 30, 1997, provided that the average closing sale price as reported by Nasdaq, for the Company's Class A Common Stock has been at least $9.10 and $11.20 per share, respectively, for the thirty (30) trading days ending within fifteen (15) days of the notice of redemption. All Redeemable Warrants which are not exercised prior to the Redemption Date will be redeemed at the Redemption Price. The right to exercise the Redeemable Warrants expires at 5:00 p.m., Eastern Daylight Time, on the Exercise Expiration Date. Redeemable Warrants not duly surrendered for exercise prior to such time shall be redeemed and the rights of the holders thereof shall terminate, other than the right to receive the Redemption Price. The Warrant Agent for the Warrants is American Stock Transfer & Trust Company, New York, New York.

  The Company has retained Bear, Stearns & Co. Inc. ("Bear Stearns") as the Company's financial advisor in connection with the redemption of the Redeemable Warrants. In addition, the Company has granted Bear Stearns an option, exercisable in Bear Stearns' sole discretion, to purchase from the Company all of the shares of Class A Common Stock and Class B Warrants that otherwise would have been delivered upon exercise of Redeemable Warrants that are either (i) duly surrendered for redemption on or prior to the Redemption Date, or (ii) not duly surrendered for exercise on or prior to the Exercise Expiration Date or for redemption on or prior to the Redemption Date. If Bear Stearns elects to exercise such option, the aggregate purchase price shall be equal to the aggregate exercise price of the Redeemable Warrants. In connection with the redemption of the Class A Warrants and the possible future redemption of the Class B Warrants, the Company has agreed to pay Bear Stearns fees in the amounts of $150,000 and $250,000, respectively. In addition, in the event that a redemption of the Class B Warrants occurs, Bear Stearns shall receive warrants to purchase 30,000 shares of Class A Common Stock with an aggregate exercise price of 105% of the closing sale price of the Class A Common Stock on the date of the closing of the Class B Warrant redemption.

  The Company has also retained Allen & Caron Inc. ("Allen & Caron") (telephone: 714-252-8440) as the information agent for the Redeemable Warrants.

  D.H. Blair is entitled, pursuant to the Underwriting Agreement entered into in connection with the IPO, to act as the Company's exclusive agent for purposes of soliciting warrantholders to exercise the Warrants during the exercise period therefor, and the Company is required to pay to D.H. Blair a solicitation fee of five percent (5%) on the exercise of the Warrants solicited by representatives and agents of D.H. Blair, subject to certain conditions.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by California law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and certain others and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers and certain key consultants.

  In addition, the Company's Articles of Incorporation provide that, to the fullest extent permitted by California law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its shareholders. This provision in the Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omission involving intentional misconduct or knowing and culpable violations of law, for acts or omissions that the absence of good faith on the part of the director, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its shareholders when the director was aware or should have been aware of a risk of serious injury to the Company or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty of the Company or its shareholders, for improper transaction between the director and the Company, for improper distributions to shareholders and loans to directors and officers or for acts or omissions by the director as an officer. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

  The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS, NOR ANY SALE MADE HEREUNDER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  11
Dilution...................................................................  12
Concurrent Offering by Selling Securityholders.............................  13
Description of Securities..................................................  13
Plan of Distribution.......................................................  17
Indemnification of Directors and Officers..................................  19


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                          PREMIER LASER SYSTEMS, INC.





                               DECEMBER 5, 1997

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